UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C-AR: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Xiggit, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Incorporation:

January 9, 2018

Physical Address of Issuer:

2625 Middlefield Road, Suite 103, Palo Alto, CA 94306

Website of Issuer:

https://xiggit.com

Is there a co-issuer? ___ yes _X_ no.

Current Number of Employees:

0

	Most recent year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,961,112	$1,461,452
Cash & Cash Equivalents	$94,714.51	$9,836
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$45,908	$45,908
Revenues/Sales	$92	$0
Cost of Goods Sold*	$-35	$0
Taxes Paid	$0	$0
Net Income	($45,350) - net loss	($30,276) – net loss

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 30, 2022

XIGGIT, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Xiggit, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://xiggit.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Xiggit, Inc. (the "Company") is developing a low-cost, administration-free benefits platform for service-based employers, which includes a new class of easy-to-understand personal and portable benefits for the 82 million hourly workers left behind by traditional benefit providers. The Company was incorporated in Delaware as a corporation on January 9, 2018 as 67Ready, Inc. and changed its name to Xiggit, Inc. on May 7, 2021 by way of filing a Certificate of Amendment with the Delaware Secretary of State on said date. The Company also conducts business through two wholly-owned subsidiaries, Xiggit Benefits, LLC and Xiggit Financial, LLC, which were formed in Delaware on May 7, 2021.

The Company is located at 2625 Middlefield Road, Suite 103, Palo Alto, CA 94306.

The Company's website is https://xiggit.com.

The information available on or through our website is not a part of this Form C-AR.

The Company conducts business in the United States and sells services through the internet throughout the United States.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially into the future due to COVID-19, the Company's revenue has been adversely affected.   In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although companies such as our and certain of our clients and partners may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause clients to avoid public places and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of inventory to businesses that are our clients.   Such risks could also adversely affect our clients' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our and our clients' ability to access capital, which could in the future negatively affect our and our clients' liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

There is no assurance that our revenue and business model will be successful.

We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our clients to engage in more products across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product and service launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 5,000,000 shares of common stock, of which 4,390,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if contractors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate to provide certain components of our products and services, or from whom we acquire such products and services, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular service component. Our products and services may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the provision of common components instead of components customized to meet our requirements. The supply of components for a new or existing product or service could be delayed or constrained, or a key service provider could delay providing such products or services to us or our clients adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees, particularly Heather Lorraine Dawson, Maria Elena Carmela Abraham and Michael Blanton. The Company's directors, executive officers and key employees may not devote their full time and attention to the matters of the Company. Without the services of Heather Lorraine Dawson (Co-Founder, Director and Chief Executive Officer), Maria Elena Carmela Abraham (Co-Founder, Director and Chief Product Officer) and Michael Blanton (Chief Technology Officer) and any other executive officers and key employees acquired by the Company, the growth, progress, and overall success of the Company's business, financial condition, cash flow and results of operations may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Since the majority of our shares of common stock are owned by our Co-Founders Heather Lorraine Dawson and Maria Elena Carmela Abraham, our other stockholders may not be able to influence control of the Company or decision making by management of the Company.

Our Co-Founders, Heather Lorraine Dawson and Maria Elena Carmela Abraham, together own approximately 73% of our outstanding common stock. Their interests may not be, at all times, the same as that of our other stockholders. Where those conflicts exist, our stockholders will be dependent upon Heather Lorraine Dawson and Maria Elena Carmela Abraham to act in a manner that is fair to all of our stockholders and in accordance with their fiduciary duties as majority stockholders. Also, Heather Lorraine Dawson and Maria Elena Carmela Abraham will have the ability to control the outcome of most corporate actions requiring stockholder approval, including the sale of all or substantially all of our assets and amendments to our Certificate of Incorporation. Investors in the Securities offered in this Offering will have no voting rights, and upon the Company's conversion of the Securities into "CF Shadow Securities", the Investors will have no voting rights as holders of equity securities in the Company. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of us, which may be disadvantageous to minority stockholders.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our potential customers will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our customers is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state and federal levels.

The regulation of individual data is changing rapidly and in unpredictable ways. A change in regulations could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, customers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our customer base;

- our ability to monetize our customer base, including through the use of additional products by our existing customers;

- our ability to acquire customers at a lower cost; and

- our ability to increase the overall value to us of each of our customers while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to our employee benefits and financial products and services, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of employee benefits and financial products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in customer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the employee benefits and financial services industries and the focus of state and federal enforcement agencies on the employee benefits and financial services industries.

From time to time, we may be involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the employee benefits and financial services industries have been the subject of: putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and investment advisor laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to providing employee benefits and financial services.

The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value or overall number of customers, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, investment advisor, employee benefits, securities, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company's principal place of business is located in California as of the date of the Offering, but the California Secretary of State records do not reflect the Company as a foreign corporation following its name change from 67Ready, Inc. to Xiggit, Inc. as of the date of the Offering.

The Company was incorporated in Delaware as a corporation on January 9, 2018 as 67Ready, Inc. and changed its name to Xiggit, Inc. on May 7, 2021 by way of filing a Certificate of Amendment with the Delaware Secretary of State. The Company's principal place of business is located in California. The California Secretary of State records reflects 67Ready, Inc. as an active foreign corporation; however, the California Secretary of State does not reflect the new name of the Company (Xiggit, Inc.) as a foreign corporation despite the Company's attempt to file the appropriate documents with the California Secretary of State to inform it of the name change. The Company is currently in good standing in the State of California under its former name, which we believe will apply to the Company under its current name, Xiggit, Inc.

If a company transacts business in California without authority as a foreign corporation, it cannot bring a lawsuit in the state. If it is determined that the Company is not properly registered as a foreign corporation, the Company would not be able to bring a lawsuit in the State of California until it properly registers with the California Secretary of State. If the Company needs to bring a lawsuit in the State of California to enforce an obligation against a third party, it may not be able to do so until it complies with California's laws that apply to foreign corporations conducting business in California. The Company is in the process of correcting the California Secretary of State records regarding its name change from 67Ready, Inc. to Xiggit, Inc., and we do not anticipate that the delayed update of the Company's name change with the California Secretary of State will have a material adverse effect on the Company's business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We believe that all workers, including seasonal, part-time and hourly, should have access to benefits. Xiggit's 'Benefits as a Service' platform is for the 82 million hourly workers and their employers where traditional benefits just do not fit. We disrupt traditional group coverage by offering plans that are portable and individually-owned but funded by the employer. One size fits all benefits do not work for the modern workforce, and our platform provides needed flexibility to both parties.

Business Plan

The pandemic delivered an unprecedented economic shock to low-wage hourly workers and their employers, especially in hospitality and retail -- verticals with the highest churn. Employees are not willing to return for the same compensation package, causing employers to hurt for new programs that make a difference to employees. Post-Covid growth is forcing services businesses to offer competitive compensation while managing costs aggressively. Xiggit allows business owners to offer big company benefits to their hourly workers 1) without additional administrative time and stress and 2) via access to federal tax credits to lower costs. We have 5 pilot employers with 38 subscribers in California and recently completed our SEC licensing as an investment advisor.

Xiggit is developing an affordable, admin-free benefits platform for employers. The Xiggit platform includes a new class of personal and portable benefits for hourly workers left behind by traditional benefit providers. Employees pick and choose the benefits that they want in the Xiggit app, and employers provide flexible funding without any administration overheard. Now employers of hourly workers have a broad set of benefits to offer that will provide value to every worker delivering high participation and satisfaction.

The Company's Products and/or Services

Product / Service	Description	Current Market
Xiggit	Xiggit is developing a low-cost, administration-free benefits platform for service-based employers, which includes a new class of easy-to-understand personal and portable benefits for the 82 million hourly workers left behind by traditional benefit providers.	Employers in service-based industries, like restaurants and retail

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Competitors offering traditional payroll benefits, include professional employment organizations where employers can outsource employee management, like TriNet.com. Other benefit providers offer single benefits, like Guideline.com or GoBrightside.com. Guideline.com offers a 401k, and GoBrightside.com offers financial health benefits. However, the employer has to handle the employee administration and communication which becomes exponentially harder with more benefits.

Customer Base

There are 82 Million hourly workers who are in a constant state of financial stress. They lack the knowledge and confidence to navigate key financial tasks like budgeting, saving, retirement planning, insurance and tax benefits independently; however, they will engage through an employer. They are diverse in age, language, culture and financial knowledge and needs.

Xiggit offers employers in service-based industries, like restaurants and retail, a way to build a trusted and transparent relationship with employees around total compensation. We allow business owners with little bandwidth to provide and automate benefits removing all responsibilities from the employer without the cost of a professional employer organization.

We sell directly to business owners, and we also sell through partners. Franchises can bring Xiggit to all of their business owners, and platform partners who offer payroll services can include Xiggit in their offerings to expand their relationships with their customers.

Supply Chain

Most of the Company's technology and process know-how is developed and maintained in-house. Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Heather Lorraine Dawson	Co-Founder, Chief Executive Officer, Treasurer, and Director	Heather has served as Chief Executive Officer for the Company from 2018 – Present. Her responsibilities have included: • Setting strategic directions and performance targets of the overall business; • Communicating, on behalf of the company, with key stakeholders; and • Fundraising, hiring, customer growth, budgeting and financial projections, strategy, marketing and press.	Bachelor of Science, Statistics and Actuarial Science, University of Toronto, Ontario, Canada (June 1988)
Maria Elena Carmela Abraham	Co-Founder, Chief Product Officer, Secretary and Director	Maria has served as Chief Product Officer for the Company from January 2018 - Present, and her responsibilities have included: • Delighting customers through product leadership and development prioritization, culture, mission, values, operations and compliance	University of California, Davis, majored in Physics, Attended from 1983 – 1989
Michael Blanton	Chief Technology Officer	Michael has served as Chief Technology Officer for the Company from January 2021 – Present, and his responsibilities have included all things technical which have included: • Product design; • Product development; • IT; • Deployment of internal and external hardware and tools. From January 2021 – Present, Michael has served as Product and Solution Architecture	University of Phoenix, Bachelor of Science - eBusiness (December 2003)

		Consultant for Splitit, and his responsibilities have included: • Helping Splitit refine and revise their Product Strategy Architecture From February 2019 – January 2021, Michael served as Head of US Customer Implementation and Support for Trustly, and his responsibilities included: • Responsibility over the entire Implementation and Support organization for Trustly in the United States; • Working to understand clients' platforms, recommend the best features and integration methods to provide the optimal user experience; • Providing top tier support during their entire implementation journey; and • Responsibility over all technical and operation support for clients on the Trustly platform once clients went live. From January 2018 – January 2021, Michael served as Strategic Technical Advisor for Xiggit, and his responsibilities included: • Reviewing features and providing feedback on priorities; • Evaluating third parties that the Company could use to provide functionality; • Building out initial tech stack. • Setting up Amazon Services (Lambda and API Gateway) to power their mobile backend (using Node.js) and writing a few rapid prototypes in React Native.	

Biographical Information

Heather Lorraine Dawson, Director, Co-founder, Chief Executive Officer and Treasurer: Heather is a serial entrepreneur who excels in working at small, fast-growing startups or giant, multinational companies. She honed her experience working in senior roles delivering high growth results to data-driven technology companies. Heather started her career at IBM Canada. At IBM Canada, Heather held Product Management, Marketing and Pre-Sales roles from June 1988 through December 1988. She spearheaded software sales for IBM's Information Management organization as a channel sales executive for IBM HQ – Software Group from January 1999 through March 2006. From April 2006 to December 2007, Heather served as Vice President of Marketing and Partnerships for CrossView (now PSF Web, Inc.), where she built the channel and ran the marketing organization. After leaving CrossView, Heather took on the role of Chief Customer Officer with e-commerce software startup Runa (which was sold to Staples in 2013) from January 2008 to December 2011, where she signed up 250 companies over three years. Her last corporate position before co-founding Xiggit was with 1010data (which sold to Advance Digital in 2015) where she served as Vice President Sales, Channels, Consumer Insights. While with 1010data, Heather was responsible for one quarter of the company's revenue. Heather earned a BS degree in Actuarial Science and Statistics from the University of Toronto in 1988.

Heather co-founded Xiggit because she understands how financial scarcity shapes one's thinking and how economic outcomes can change based on her personal experience.

Maria Elena Carmela Abraham, Director, Co-founder, Chief Product Officer and Secretary: Carmela brings more than a decade of fintech expertise to Xiggit. In her role at Xiggit, she is responsible for spearheading the vision, creation two and evolution of Xiggit's product offering. Carmela honed her skills with some of the world's largest financial companies, including VISA and PayPal. She served as Sr. Director, Client Integration & Delivery from March 2012 to September 2016 at VISA where she was responsible for helping online merchants implement Visa checkout to their payment choices. Carmela served as Sr. Manager, Merchant Integration, at PayPal from June 2004 through October 2009. While at PayPal, Carmela was instrumental in the growth of merchant services during the high growth phase of PayPal. Prior to joining PayPal, she served as Product Manager at Softshares where she worked as a consultant from March 2000 to May 2004. From May 1999 to February 2000, Carmela served as Director for KnowledgeFirst where she led the product management group. She served as Engineering Manager for Reel.com from March 1998 through March 1999, and from February 1992 through June 1997, Carmela became an independent contractor for Disney Online – Disney's Daily Blast in her role as Technical Product Manager. She worked at The Match Works, Inc. from May 1993 through June 1996 as Documentation Specialist where she managed key projects. Prior to her role with The Math Works, Inc., Carmela served as Project Leader for Organizational Dynamics, Inc. from September 1992 through April 1993 where she worked on quality assurance. She attended the University of California – Davis from 1989 to 1989, where she majored in Physics.

Michael Blanton, Chief Technology Officer: Michael drives all technical aspects of our product development and deployment as Chief Technology Officer of Xiggit. Michael began his career as Sr. Architect for Cybersource, where he was responsible for designing, implementing, and deploying highly scalable and available eCommerce applications using the CyberSource payment applications. After leaving Cybersource, Michael joined PayPal as Sr. Manager, Merchant Integration where he was responsible for providing consulting services and support for merchants who wish to accept PayPal on their website or on eBay from April 2004 through October 2011. Michael went on to work at VISA for six years from October 2011 to May 2016 where he served as Sr. Director, Client Integration. While at VISA, he directed client integration and delivery and technical sales and implementation of VISA's Checkout with key clients. From May 2016 through January 2018, Michael served as a Partner Engineer Lead at Affirm, focusing on enterprise technical sales. From February 2019 through January 2021, Michael served as Head of U.S. Customer Implementation for Trustly where he was responsible over the entire Implementation and Support organization for Trustly in the United States. Michael has been an AWS Certified Solutions Architect & Developer since April 2018 and earned a Bachelor of Science in eBusiness from the University of Phoenix in December 2003.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,390,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	CARTA POST-MONEY SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$5,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	CARTA POST-MONEY SAFE (Simple Agreement for Future Equity)
Face Value	$84,624
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$203,119.74*
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

Independent Contractor Restricted Shares

The Company has entered into various independent contractor agreements with statements of work that allow the Company to pay for services using shares of restricted stock authorized under the Company's 2019 Stock Incentive Plan in deferred compensation arrangements. Certain independent contractors may elect to receive their compensation in the form of restricted stock in lieu of receiving cash compensation, which will be payable upon the closing of an equity financing by the Company. The number of shares that become payable to independent contractors has not yet been determined and will not be determinable until the equity financing takes place, since the value of said restricted stock will be determined as of said equity financing closing date. As of the date of the Form C-AR, the Company can issue up to 1,000,000 shares under its 2019 Stock Incentive Plan.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Business Loan
Lender	Maria Elena Carmela Abraham
Amount Outstanding	$13,730
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	The Company shall be liable for all costs, expenses and expenditures incurred including, without limitation, the complete legal costs of the lender incurred by enforcing this Agreement as a result of any default by the Company and such costs will be added to the principal then outstanding and shall be due and payable by the Company to the lender immediately upon demand of the lender.
Maturity Date	This Loan is repayable within 30 days of the Lender providing the Company with written notice of demand.
Date Entered Into	November 30, 2021

Type	Business Loan
Creditor	Heather Dawson
Amount Outstanding	$26,697
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	The Company shall be liable for all costs, expenses and expenditures incurred including, without limitation, the complete legal costs of the lender incurred by enforcing this Agreement as a result of any default by the Company and such costs will be added to the principal then outstanding and shall be due and payable by the Company to the lender immediately upon demand of the lender.
Maturity Date	This Loan is repayable within 30 days of the Lender providing the Company with written notice of demand.
Date Entered Into	November 30, 2021

Type	Business Loan
Lender	Michael Blanton
Amount Outstanding	$12,491
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	The Company shall be liable for all costs, expenses and expenditures incurred including, without limitation, the complete legal costs of the lender incurred by enforcing this Agreement as a result of any default by the Company and such costs will be added to the principal then outstanding and shall be due and payable by the Company to the lender immediately upon demand of the lender.
Maturity Date	This Loan is repayable within 30 days of the lender providing the Company with written notice of demand.
Date Entered Into	November 30, 2021

The total amount of outstanding debt of the Company is $52,918.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Heather Dawson	1,600,000 Shares of Common Stock	36.4%
Maria Elena Carmela Abraham	1,600,000 Shares of Common Stock	36.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Information

Total Income	Taxable Income	Total Tax
To be determined.	To be determined.	To be determined.

An extension has been filed for the Company's Federal and State Income Tax Returns for the period ending December 31, 2021, and this Form C-AR will be amended to include the tax information for the above chart as soon as practicable upon the determination of said information and the filing of said tax returns.

Operations

Xiggit, Inc. (the "**Company**") was incorporated on January 9, 2018 under the laws of the State of Delaware, and the Company is headquartered in Palo Alto, CA.   The Company also conducts business through two wholly-owned subsidiaries, Xiggit Benefits, LLC and Xiggit Financial, LLC, which were formed in Delaware on May 7, 2021.

Liquidity and Capital Resources

On April 28, 2022, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $199,137.

The Company has no outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the coming six months. The Company plans to make appropriate expenditures in the future consistent with its planned growth and expansion.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$5,000	1	Marketing	July 1, 2020	Section 4(a)(2)
CARTA POST-MONEY SAFE (Simple Agreement for Future Equity)	$100,000	1	Marketing, Product Development, and Hiring	November 11, 2021	Section 4(a)(2)
CARTA POST-MONEY SAFE (Simple Agreement for Future Equity)	$84,624	1	Marketing, Product Development	December 7, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)*	$203,119.74*	336	Hiring, Sales & Marketing, and Technology	April 28, 2022	Regulation CF

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On November 30, 2021, (i) the Company's Co-Founder, Director, CEO and Treasurer, Heather Lorraine Dawson, loaned the Company $26,697, (ii) and the Company's Co-Founder, Director, CPO and Secretary, Maria Elena Carmela Abraham, loaned the Company $13,730, and (iii) the Company's Chief Technology Officer, Michael Blanton, loaned the Company $12,491. See section above titled "*Outstanding Loans*" for loan transaction details.   Heather Lorraine Dawson also purchased a CARTA POST-MONEY SAFE (Simple Agreement for Future Equity) in the amount of $84,624.00 on December 7, 2021 from the Company. See section above titled "*Outstanding Options, Safes, Convertible Notes, Warrants*" for SAFE details.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Heather Lorraine Dawson
(Signature)

Heather Lorraine Dawson
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Heather Lorraine Dawson
(Signature)

Heather Lorraine Dawson
(Name)

Chief Executive Officer and Director
(Title)

April 30, 2022
(Date)

/s/ Maria Elena Carmela Abraham
(Signature)

Maria Elena Carmela Abraham
(Name)

Chief Product Officer and Director
(Title)

April 30, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

(see attached)

The Company's GAAP Financials for the fiscal year ending December 31, 2021 are in the process of being completed by a certified public accounting firm, but said GAAP Financials have not been completed as of the date of this Form C-AR. The Company's 2021 GAAP Financials will be provided as soon as they have been completed by way of an amendment to this Form C-AR, which will be filed as soon as practicable upon the completion thereof. In connection with the completion of the Company's 2021 GAAP Financials, the Company will also update the financial numbers provided in the chart contained in the cover pages of this Form C-AR, as appropriate.